SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*


                       Manufactured Home Communities, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   564 682 102
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                        (Continued on following page(s))

                                Page 1 of 5 Pages

CUSIP No._564 682 102_                 13G                Page 2 of 5 Pages


1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            The Allstate Corporation
            36-3871531

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *       (a) [ ]
                                                                     (b) [ ]
            N/A

3           SEC USE ONLY


4           CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware



                           5         SOLE VOTING POWER
        NUMBER OF
          SHARES                     1,817,631

       BENEFICIALLY        6         SHARED VOTING POWER
         OWNED BY
           EACH                      0

        REPORTING          7         SOLE DISPOSITIVE POWER
       PERSON WITH
                                     1,817,631

                           8         SHARED DISPOSITIVE POWER

                                     0


9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,817,631

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9)EXCLUDES CERTAIN SHARES*

            N/A

11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            7.36%

12          TYPE OF REPORTING PERSON*
            HC


                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1   (a)               Name of Issuer:

                                            Manufactured Home Communities, Inc.

         (b)               Address of Issuer's Principal Executive Offices:

                                            Two North Riverside Plaza
                                            Chicago, IL 60606

Item 2   (a)               Name of Person Filing:

                                            The Allstate Corporation

         (b)               Address of Principal Business Office:

                                            2775 Sanders Road
                                            Northbrook, Illinois 60062-6127

         (c)               Citizenship:

                                            Delaware

         (d)               Title of Class of Securities:
                                            Shares of Common Stock

         (e)               CUSIP Number:
                                            564 682 102

Item 3                     If  this  statement  is  filed  pursuant  to  Rules
                           13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a)  (  )         Broker or Dealer registered under Section 15 of the
                           Act

         (b)  (  )         Bank as defined in section 3(a)(6) of the Act

         (c)  (  )         Insurance Company as defined in Section 3(a)(19) of
                           the Act

         (d)  (  )         Investment Company registered under section 8 of the
                           Investment Company Act

         (e)  (  )         Investment Adviser registered under section 203 of
                           theInvestment Advisers Act of 1940

         (f)  (  )         Employee  Benefit  Plan,  Pension  Fund  which is
                           subject to the provisions of the Employee Retirement
                           Income Security Act of 1974 or Endowment Fund; see subparagraph 240.13d-1(b)(1)(ii)(F)

         (g)  (XX)         Parent Holding Company, in accordance with sub-
                           paragraph 240.13d-1(b)(ii)(G) (Note: See Item 7)

         (h)  (  )         Group, in accordance with subparagraph 240.13d-1
                           (b)(1)(ii)(H)


                                Page 3 of 5 Pages

Item 4                     Ownership.

                                    If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

                  (a)               Amount Beneficially Owned:
                                            1,817,631

                  (b)               Percent of Class:
                                            7.36%

                  (c)               Number of shares as to which such person
                                    (1) has:

                                    (i)      sole power to vote or to direct
                                             the vote
                                                              1,817,631

                                    (ii)     shared power to vote or to direct
                                             the vote
                                                              0

                                    (iii)    sole power to dispose or to direct
                                             the disposition of
                                                              1,817,631

                                    (iv)     shared power to dispose or to
                                             direct the disposition of
                                                              0

Item 5            Ownership of Five Percent or Less of a Class.

                           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person.

                                    N/A



---------------------------------------------------------------------------
(1)
         Allstate Insurance Company, a wholly owned subsidiary of The Allstate Corporation, beneficially owns 1,488,201 Shares of Common Stock. Agents Pension Plan owns 148,065 Shares of Common Stock. Allstate Retirement Plan owns 181,365 Shares of Common Stock. Allstate Retirement Plan and Agents Pension Plan are Employer Sponsored retirement plans. The Reporting Person disclaims beneficial ownership with respect to shares held by Allstate Retirement Plan and Agents Pension Plan.


                                Page 4 of 5 Pages

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security being Reported on by the Parent Holding Company.

                                    Allstate  Insurance  Company is an insurance
                                    company  as that term is  defined in Section
                                    3(a)(19) of the  Securities  Exchange Act of
                                    1934.  Each of Allstate  Retirement Plan and
                                    Agents   Pension  Plan  is  a  pension  plan
                                    subject to the  provisions  of the  Employee
                                    Retirement  Income  Security Act of 1974, as
                                    amended. Allstate Retirement Plan and Agents
                                    Pension   Plan   are   employer    sponsored
                                    retirement plans.

Item 8            Identification and Classification of Members of the Group.

                                    N/A

Item 9            Notice of Dissolution of Group.

                                    N/A

Item 10                    Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 5, 1997


                                            THE ALLSTATE CORPORATION

                                            By ALLSTATE INSURANCE COMPANY

                                            By /s/ Mary J. McGinn
                                               ------------------
                                                Mary J. McGinn
                                                Vice President










                                Page 5 of 5 Pages